--------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                       UNITED STATES                  OMB Number:     3235-0145
          SECURITIES AND EXCHANGE COMMISSION          Expires: October 31, 1994
                 Washington, D.C. 20549               Estimated average burden
                                                      hours per response..14.90
                                                      --------------------------

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                               General Magic, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   370253 10 6
                     ---------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  370253 10 6                  13G             Page  2  of  5  Pages
         --------------                                      ---    ---

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sony Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OR ORGANIZATION

     Japan

--------------------------------------------------------------------------------
                         5    SOLE VOTING POWER

                              1,778,940

                  --------------------------------------------------------------
                         6    SHARED VOTING POWER
    NUMBER OF
     SHARES                   0
  BENEFICIALLY
    OWNED BY      --------------------------------------------------------------
      EACH               7    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   1,778,940
      WITH
                  --------------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              0

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,778,940

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.7%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 370253-10-6
                                                                 Page  3  of  5



Item 1(a). Name of Issuer:
--------------------------

          General Magic, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------

          420 North Mary Avenue
          Sunnyvale, California  94086

Item 2(a). Name of Person Filing:
---------------------------------

         This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer beneficially owned by Sony Corporation as of December 31, 1996.

Item 2(b). Address of Principal Business Office, or, if None, Residence.
------------------------------------------------------------------------

          The address for each reporting person is:

                  6-7-35 Kitashinagawa
                  Shinagawa-ku
                  Tokyo 141 Japan

Item 2(c). Citizenship:
-----------------------

          Sony Corporation, a Japanese corporation

Item 2(d). Title of Class of Securities:
----------------------------------------

          Common Stock, par value $0.001 per share

Item 2(e). CUSIP NUMBER:
------------------------

          370253 10 6

Item 3.   Not applicable.  This statement is being filed pursuant to
-------                    Rule 13d-1(c).

Item 4.   Ownership.
-------   ----------

         (a)  Amount beneficially owned:

         The  aggregate   number  of  shares  of  Common  Stock  of  the  Issuer
         beneficially owned by Sony Corporation as of December 31, 1996 was 1,778,940, which amount included 428,940 shares of Common Stock of the Issuer held by Sony Electronics Inc., a wholly owned subsidiary of SEL Holdings Inc., which is in turn a wholly owned subsidiary of Sony Corporation of America, which is in turn a wholly-owned subsidiary of Sony Corporation.

         (b) Percent of class: The percentage of Common Stock of the Issuer beneficially owned by Sony Corporation as of December 31, 1996 was 6.7%.

CUSIP NO. 370253-10-6
                                                                 Page  4  of  5


         (c)   Number of shares as to which the reporting person has:

               (i)  Sole power to vote or to direct the vote:
                    1,778,940

              (ii)  Shared power to vote or to direct the vote:
                    0

             (iii)  Sole power to dispose or to direct the disposition of:
                    1,778,940

              (iv)  Shared power to dispose or to direct the disposition of:
                    0

Item 5.   Ownership of Five Percent or Less of a Class.
-------   ---------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
-------   ----------------------------------------------------------------

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which -------- Acquired the Security Reported on the Parent Holding Company.
          -------------------------------------------------------------

         This Amendment is being filed to reflect the transfer of 428,940 shares of Common Stock of the Issuer from Sony Corporation of America, a wholly owned subsidiary of the Reporting Person, to Sony Electronics Inc., its indirect wholly owned subsidiary.

Item 8.   Identification and Classification of members of the Group.
-------   ----------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
-------   -------------------------------

          Not applicable.

Item 10.  Certification.
--------  --------------

          Not applicable.

CUSIP NO. 370253-10-6
                                                                 Page  5  of  5


                                    Signature
                                    ---------



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997


                                          SONY CORPORATION


                                             /s/ Kunitake Ando
                                          By:-------------------------
                                             Name:  Kunitake Ando
                                             Title: President
                                                    Information Technology
                                                    Company